Exhibit 99.1

NLS Pharmaceutics Ltd. Regains Full Compliance with Nasdaq Listing Requirements

ZURICH, SWITZERLAND / ACCESSWIRE / October 28, 2024 / NLS Pharmaceutics Ltd. (Nasdaq:NLSP)(Nasdaq:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it has received notice from the Nasdaq Stock Market LLC (“NASDAQ”) informing the Company that it has regained full compliance with the bid price requirement in Listing Rule 5550(a)(2) and the equity requirement in Listing Rule 5550(b)(1).

“We are pleased to report that Nasdaq has recognized our full compliance with their listing requirements,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “Their confirmation follows our successful efforts to improve our balance sheet, including raising new capital and implementing a reverse share split.”

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Contact:

Investor Relations Contact

InvestorRelations@nls-pharma.com

www.nlspharma.com